Exhibit 1

MIND CTI Reports Results for the Third Quarter 2008
*Cash Flow from Operating Activities of $1.2 Million

Yoqneam, Israel, November 10, 2008 – MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions for the enterprise market, today announced results for the third quarter 2008.

Monica Eisinger, Chairperson and CEO, commented: “In this period of global economy turmoil, we continue to execute our strategy of focusing on profitability and cash flow. We will continue to build for the future, based on our comprehensive offering, solid balance sheet and valuable customers. We believe that the extent to which an organization is effective in planning for a crisis will have a large impact on its success in managing that crisis. We have successfully overcome past challenging periods and we believe that our experience helps us not only to better understand the current financial crisis but also to plan the steps we should be considering right now and to execute those steps promptly and effectively.”

Financial Highlights of Q3 2008

—	Revenues of $4.6 million, compared with $4.0 million in the third quarter of 2007.

—	Non-cash impairment of intangible assets, mainly goodwill, in the amount of $1.5 million.

—	Non-GAAP operating income was $481 thousand, or 10.4% of revenue, excluding impairment of $1.5 million, amortization of intangible assets of $130 thousand and equity-based compensation expense of $45 thousand.

—	GAAP operating loss was $1.2 million.

—	Impairment of Auction Rate Security in the amount of $1.1 million.

—	GAAP net loss of $2.4 million or $0.11 per share, compared with GAAP net income of $955 thousand or $0.04 per share in the third quarter of 2007.

—	Cash flow from operating activities of $1.2 million.

—	Strong cash position of approximately $10.9 million on September 30, 2008.

Stock Repurchase
On September 8, 2008 we announced that the Board of Directors authorized a plan for the repurchase of up to 2.1 million of the Company’s ordinary shares in the open market, in an amount in cash of up to $2.8 million. Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

Since the repurchase program required prior court approval, we expect to activate the program towards the end of November 2008, as originally estimated.

Auction Rate Securities
As previously announced, we continue to receive interest payments every month on the held security, which is now rated CC by S&P and Caa3 with CreditWatch with negative implications by Moody’s. The arbitration process with Credit Suisse is still ongoing.

Conference Call Information
MIND will host a conference call on November 11, 2008 at 10:30 a.m., Eastern Time, to discuss the Company’s third quarter 2008 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31, 2007
	2008	2007
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$10,898	$7,138	$12,390
Marketable securities	18		21
Accounts receivable:
Trade	3,666	3,798	4,967
Other	292	268	135
Prepaid expenses and deferred costs	730	362	166
Deferred income taxes	138	133	131
Inventories	44	35	44

T o t a l current assets	15,786	11,734	17,854

INVESTMENTS AND OTHER NON CURRENT
ASSETS:
Marketable debentures		10,000
Long-term investment	2,248	20,300	5,113
Other	998	958	968
PROPERTY AND EQUIPMENT, net of
accumulated depreciation and amortization	1,474	1,342	1,616
INTANGIBLE ASSETS, net of accumulated
amortization	1,188	580	1,951
GOODWILL	8,583	6,966	10,224

T o t a l assets	$30,277	$51,880	$37,726

Liabilities and shareholders' equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$517	$495	$741
Other	2,178	1,596	2,406
Deferred revenues and advances from customers	2,070	1,851	1,266

T o t a l current liabilities	4,765	3,942	4,413

EMPLOYEE RIGHTS UPON RETIREMENT	1,615	1,488	1,504

T o t a l liabilities	6,380	5,430	5,917

SHAREHOLDERS' EQUITY:
Share capital	54	54	54
Additional paid-in capital	53,695	60,167	57,880
Differences from translation of foreign currency
financial statements of a subsidiary	(645)		(141)
Accumulated deficit	(29,207)	(13,771)	(25,984)

T o t a l shareholders' equity	23,897	46,450	31,809

T o t a l liabilities and shareholders' equity	$30,277	$51,880	$37,726

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30		Year ended December 31, 2007
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands (except per share data)

REVENUES	$14,835	$12,884	$4,642	$4,028	$18,447
COST OF REVENUES	4,440	3,659	1,359	1,039	5,784

GROSS PROFIT	10,395	9,225	3,283	2,989	12,663
RESEARCH AND DEVELOPMENT
EXPENSES	4,726	4,053	1,425	1,271	5,714
SELLING AND MARKETING EXPENSES	3,054	2,802	1,021	880	3,846
GENERAL AND ADMINISTRATIVE
EXPENSES	1,734	1,269	531	447	1,845
IMPAIRMENT OF GOODWILL AND ANOTHER
INTANGIBLE ASSET	1,532		1,532

OPERATING INCOME (LOSS)	(651)	1,101	(1,226)	391	1,258
FINANCIAL INCOME (EXPENSES):
IMPAIRMENT OF AUCTION RATE
SECURITIES	(2,865)		(1,107)		(15,187)
OTHER FINANCIAL INCOME, net	585	1,574	18	586	2,082

INCOME (LOSS) BEFORE TAXES ON
INCOME	(2,931)	2,675	(2,315)	977	(11,847)
TAXES ON INCOME	292	61	131	22	108

NET INCOME (LOSS)	$(3,223)	$2,614	$(2,446)	$955	$(11,955)

EARNING (LOSS) PER SHARE:
Basic and diluted	$(0.15)	$0.12	$(0.11)	$0.04	$(0.55)

WEIGHTED AVERAGE NUMBER OF
ORDINARY SHARES USED IN
COMPUTATION OF EARNINGS (LOSS) PER
ORDINARY SHARE - IN THOUSANDS:
Basic	21,594	21,583	21,594	21,593	21,586

Diluted	21,654	21,595	21,613	21,602	21,586

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31, 2007
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,223)	$2,614	$(2,446)	$955	$(11,955)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation and amortization	875	650	265	186	950
Impairment of auction rate securities	2,865		1,107		15,187
Impairment of goodwill and another intangible asset	1,532		1,532
Deferred income taxes, net	30	76	49	8	78
Accrued severance pay	111	6	(199)	22	22
Capital loss (gain) on sale of property and equipment - net	(33)	10	(11)	2	8
Employees share-based compensation expenses	134	200	45	69	269
Realized loss on sale of marketable securities
and marketable debentures held-to-maturity	1				4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,246	1,587	1,206	874	1,330
Interest accrued on marketable securities and
marketable debentures	7	(131)		(133)	19
Other	(130)	(255)	(22)	(207)	(11)
Decrease (increase) in prepaid expenses and
deferred charges	(565)	(13)	(162)	78	(17)
Increase in inventories					(9)
Increase (decrease) in accounts payable and accruals:
Trade	(217)	31	12	55	156
Other	(177)	(913)	(174)	(15)	(1,127)
Increase (decrease) in deferred revenues and
advances from customers, net	805	374	(13)	146	(233)

Net cash provided by operating activities	3,261	4,236	1,189	2,040	4,671

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities		(166,300)		(40,700)	(166,300)
Sale of marketable securities		168,800		40,415	168,800
Purchase of property and equipment	(429)	(256)	(49)	(89)	(445)
Acquisition of a subsidiary, net of cash acquired					(4,979)
Severance pay funds	(67)	(10)	144	(43)	(20)
Acquisition of marketable debentures held-to-maturity					9,996
Proceeds from sale of property and equipment	168	120	67	42	139

Net cash provided by (used in) investing activities	(328)	2,354	162	(375)	7,191

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid		95		4	95
Dividend paid	(4,319)	(4,318)			(4,318)

Net cash provided by (used in) financing activities	(4,319)	(4,223)	-,-	4	(4,223)

TRANSLATION ADJUSTMENTS ON CASH AND
CASH EQUIVALENTS	(106)	-,-	(109)	-,-	(20)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(1,492)	2,367	1,242	1,669	7,619
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	12,390	4,771	9,656	5,469	4,771

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	$10,898	$7,138	$10,898	$7,138	$12,390

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW AND NON CASH ACTIVITIES
Cash paid during the year for income tax	$282	$867	$28	$14	$902